[Letterhead of Citigroup Global Markets Inc.]

November 6, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Amanda McManus

Re:	OSG America L.P.
Registration Statement on Form S-1
Initially Filed on August 10, 2007 (File No. 333-145341)

Dear Ms. McManus:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Underwriters of the above issue, hereby join in the request of OSG America L.P. that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 2:00 p.m. (Eastern Time) on Thursday, November 8, 2007, or as soon thereafter as practicable.

In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement, please note that the undersigned have effected from November 1, 2007 through the date hereof, the distribution of approximately 17,000 copies of the preliminary prospectus dated October 31, 2007 to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
UBS SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
RAYMOND JAMES & ASSOCIATES, INC.
DNB NOR MARKETS, INC.

By: Citigroup Global Markets Inc.,

By:	/s/ Brian Korn
Name:	Brian Korn
Title:	Senior Vice President